Exhibit 4.2

Description of 1895 Bancorp of Wisconsin, Inc. Common Stock

General

1895 Bancorp of Wisconsin, Inc. is authorized to issue 90,000,000 shares of common stock having a par value of $0.01 per share and 10,000,000 shares of serial preferred stock, par value of $0.01 per share. Each share of 1895 Bancorp of Wisconsin, Inc.’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. When issued, each share of common stock will be duly authorized, fully paid and nonassessable. 1895 Bancorp of Wisconsin, Inc.’s common stock is traded on the Nasdaq Stock Market under the symbol “BCOW.”

Distributions. 1895 Bancorp of Wisconsin, Inc. can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations which are imposed by law. The holders of common stock of 1895 Bancorp of Wisconsin, Inc. are entitled to receive and share equally in such dividends as may be declared by the board of directors of 1895 Bancorp of Wisconsin, Inc. out of funds legally available therefor. Dividends from 1895 Bancorp of Wisconsin, Inc. will depend, in large part, upon receipt of dividends from its wholly-owned subsidiary, PyraMax Bank, FSB. Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions.

If 1895 Bancorp of Wisconsin, Inc. pays dividends to its stockholders, it would likely pay dividends to 1895 Bancorp of Wisconsin, MHC, unless 1895 Bancorp of Wisconsin, MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current regulations significantly restrict the ability of mutual holding companies organized after December 1, 2009 to waive dividends declared by their subsidiaries. Accordingly, because dividends would be required to be paid to 1895 Bancorp of Wisconsin, MHC along with all other stockholders, the amount of dividends available for all other stockholders would be less than if 1895 Bancorp of Wisconsin, MHC were permitted to waive the receipt of dividends.

Pursuant to our charter, 1895 Bancorp of Wisconsin, Inc. is authorized to issue preferred stock. If 1895 Bancorp of Wisconsin, Inc. issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of 1895 Bancorp of Wisconsin, Inc. possess exclusive voting rights in 1895 Bancorp of Wisconsin, Inc. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If 1895 Bancorp of Wisconsin, Inc. issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of liquidation, dissolution or winding up of 1895 Bancorp of Wisconsin, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of 1895 Bancorp of Wisconsin, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

No Preemptive, Redemption or Conversion Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption and does not carry any conversion rights.

Restrictions on the Acquisition of 1895 Bancorp of Wisconsin, Inc.

Mutual Holding Company Structure. 1895 Bancorp of Wisconsin, MHC owns a majority of the outstanding common stock of 1895 Bancorp of Wisconsin, Inc. and is able to exercise voting control over virtually all matters put to a vote of stockholders. For example, 1895 Bancorp of Wisconsin, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of 1895 Bancorp of Wisconsin, Inc. It will not be possible for another entity to acquire 1895 Bancorp of Wisconsin, Inc. without the consent of 1895 Bancorp of Wisconsin, MHC. 1895 Bancorp of Wisconsin, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of 1895 Bancorp of Wisconsin, Inc.

Federal Law. Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a bank holding company or depository institution or as otherwise defined by the Board of Governors of the Federal Reserve System. Under the Change in Bank Control Act, the Board of Governors of the Federal Reserve System has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.

Additionally, for a period of three years following completion of 1895 Bancorp of Wisconsin, Inc.’s initial stock offering in 2019, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of 1895 Bancorp of Wisconsin, Inc. or PyraMax Bank, FSB without the Federal Reserve Board’s prior approval.

Classified Board of Directors. The board of directors of 1895 Bancorp of Wisconsin, Inc. is required by its charter and bylaws to be divided into three staggered classes that are as equal in size as is possible. Each year one class of directors is elected by stockholders of 1895 Bancorp of Wisconsin, Inc. for a three-year term. A classified board promotes continuity and stability of management of 1895 Bancorp of Wisconsin, Inc., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock.  1895 Bancorp of Wisconsin, Inc. has authorized but unissued shares of preferred stock and common stock. Preferred stock may be issued with such preferences and designations as our board of directors may from time to time determine. Our board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Although the issuance of shares of capital stock could be used by the board of directors of 1895 Bancorp of Wisconsin, Inc. to make it more difficult or to discourage an attempt to obtain control of 1895 Bancorp of Wisconsin, Inc. through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares of capital stock for these purposes since 1895 Bancorp of Wisconsin, MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.

No Cumulative Voting. 1895 Bancorp of Wisconsin, Inc.’s charter provides that there will not be cumulative voting by stockholders for the election of 1895 Bancorp of Wisconsin, Inc.’s directors. No cumulative voting rights means that 1895 Bancorp of Wisconsin, MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of 1895 Bancorp of

Wisconsin, Inc. to be elected at that meeting. This could prevent minority stockholder representation on 1895 Bancorp of Wisconsin, Inc.’s board of directors.

Restrictions on Acquisitions of Shares. A section in 1895 Bancorp of Wisconsin, Inc.’s charter provides that for a period of five years from the closing of our initial stock offering in 2019, no person, other than 1895 Bancorp of Wisconsin, MHC, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of 1895 Bancorp of Wisconsin, Inc. held by persons other than 1895 Bancorp of Wisconsin, MHC, and that any shares acquired in excess of this limit will not be entitled to be voted and will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.

Procedures for Stockholder Nominations and Proposals for New Business. 1895 Bancorp of Wisconsin, Inc.’s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of 1895 Bancorp of Wisconsin, Inc. at least five days before the date of the annual meeting.

Limitations on Calling Special Meetings of Stockholders. 1895 Bancorp of Wisconsin, Inc.’s federal charter provides that special meetings of our stockholders may be called by the chairman of the board, the president, or a majority of the board of directors, and shall be called by the chairman of the board, the president, or the secretary upon the written request of the holders of not less than one-tenth of all of our outstanding shares of voting stock.

Anti-Takeover Effects of 1895 Bancorp of Wisconsin, Inc.’s Charter and Bylaws. The provisions of 1895 Bancorp of Wisconsin, Inc.’s charter and bylaws described above may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management.

Benefit Plans. Benefit plans of 1895 Bancorp of Wisconsin, Inc. and PyraMax Bank, FSB may authorize the issuance of equity to its board of directors, officers and employees or may contain provisions which also may discourage hostile takeover attempts which the board of directors of PyraMax Bank, FSB might conclude are not in the best interests of 1895 Bancorp of Wisconsin, Inc. and PyraMax Bank, FSB or 1895 Bancorp of Wisconsin, Inc.’s stockholders.